Exhibit 99.2

January 8, 2023

DBR Land LLC

5555 San Felipe Street, Suite 1200

Houston, TX 77056

Re:	DBR Land LLC
Estimate of Reserves and Revenues SEC Price Case “As of” January 1, 2023

To whom it may concern,

At your request, W. D. Von Gonten & Co. has prepared estimates of future reserves and projected net revenues for certain oil and gas interests owned by DBR Land LLC. These properties include producing and undeveloped locations located in certain Texas counties. The undeveloped locations included herein have been classified as Proved per the guidelines established by the Society of Petroleum Engineers (SPE). At the request of DBR Land LLC (DBR), this report was prepared utilizing the SEC pricing case with an effective date of January 1, 2023.

Our conclusions, “as of” January 1, 2023, are as follows:

	Net to DBR Land LLC
SEC Price Case	Proved Developed Producing	Proved Undeveloped	Total Proved
Reserve Estimates
Oil/Cond., Mbbl	622.0	1,153.7	1,775.7
Gas, MMcf	1,821.3	3,151.0	4,972.3
NGL, Mbbl	121.4	210.1	331.5
OIL Equivalent, Mboe	1,047.0	1,889.0	2,935.9
Revenues
Oil, $ (82.5) %	57,041,000	105,806,900	162,847,900
Gas, $ (12.8) %	9,248,500	16,000,900	25,249,400
NGL, $ (4.7) %	3,412,000	5,903,100	9,315,100
Total, $	69,701,500	127,710,900	197,412,400
Expenditures
Advalorem Taxes, $	1,091,100	1,999,800	3,090,900
Severance Taxes, $	3,573,400	6,509,900	10,083,300
Direct Operating Expense, $	0	0	0
Variable Operating Expense, $	0	0	0
Total, $	4,664,500	8,509,700	13,174,200
Investments
Total, $	0	0	0
Estimated Future Net Revenues (FNR)
Undiscounted FNR	65,037,000	119,201,200	184,238,200
FNR Disc. @ 10.0%	36,200,500	58,691,800	94,892,300
Allocation Percentage by Classification
FNR Disc. @ 10.0%	38.1%	61.9%	100.0%

*	Due to computer rounding, numbers in the above table may not sum exactly.

Report Qualifications

Purpose of Report – The purpose of this report is to provide DBR with an estimate of future reserves and net revenues attributable to certain interests owned by DBR effective January 1, 2023 and for the use in filing with the U.S. Securities and Exchange Commission (the “SEC”).

Scope of Work – W.D. Von Gonten & Co. was engaged by DBR to estimate the remaining reserves and forecast future production associated with the producing and undeveloped properties included in this report. W.D. Von Gonten & Co. reviewed 100% of the DBR Proved reserves at the effective date of the report. Once reserves were estimated, future net revenues were determined utilizing the SEC pricing scenario.

Reporting Requirements – Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Accounting Standards Codification Topic 932 require oil and gas reserves information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on unescalated prices and costs. Revenues based on alternate product price scenarios may be reported in addition to the current pricing case. Reporting probable and possible reserves is optional. Probable and Possible reserves must be reported separately from Proved reserves.

The Society of Petroleum Engineers (SPE) requires reserves to be economically recoverable with prices and costs in effect on the “as of” date of the report. In conjunction with World Petroleum Council (WPC), American Association of Petroleum Geologists (AAPG), Society of Petroleum Evaluation Engineers (SPEE), Society of Exploration Geophysicists (SEG), Society of Petrophysicists and Well Log Analysts (SPWLA), and the European Associated of Geoscientists and Engineers (EAGE), the SPE has issued Petroleum Resources Management System (2018 ed.), which sets forth the definitions and requirements associated with the determination and classification of both Reserves and Resources. In addition, the SPE has issued Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information (2019 ed.), which sets requirements for the qualifications and independence of qualified reserves evaluators and auditors.

The estimated Proved reserves herein have been prepared in conformance with all SEC, SPE, WPC, AAPG, and SPEE definitions and requirements including the classifications set forth in Rule 4-10 of SEC Regulation S-X.

Projections – The attached reserves and revenue projections are on a calendar year basis with the first time period being January 1, 2023 through December 31, 2023.

Reserves Estimates

Producing Properties – Reserves estimates for the PDP properties were based on volumetric calculations, log analysis, decline curve analysis, rate transient analysis, and/or analogy to nearby production. Where applicable, these estimates were further supported by the Delaware Basin field study that W.D. Von Gonten & Co. conducted independent of this report.

Undeveloped Properties – The undeveloped reserves were necessarily estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and reservoir simulation. In addition, W.D. Von Gonten & Co. has performed a field study of the Delaware Basin independent of this report. Our conclusions from that field study have fortified our confidence in the producing and undeveloped reserves included herein.

DBR Land LLC – SEC Price Case – Page 2

Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserves estimates. Due to inherent uncertainties in future production rates, commodity prices, and geologic conditions, it should be realized that the reserves estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

We consider the assumptions, data, methods, and procedures used in this report appropriate for the purposes hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves, resources, and future net revenues.

Product Prices

The pricing case was based on product prices that represent the SEC pricing effective January 1, 2023. SEC pricing is determined by averaging the first day of each month’s closing price for the previous calendar year using published benchmark oil and gas prices. This method, as applied for the purposes of this report, renders a price of $93.67 per barrel of oil and $6.36 per MMBtu of gas. These prices were held constant throughout the life of the properties, as per SEC guidelines.

Pricing differentials were applied to all properties on an individual property basis in order to reflect prices actually received at the wellhead. Pricing differentials are typically utilized to account for transportation charges, geographical differentials, quality adjustments, any marketing bonuses or deductions, and any other factors that may affect the price actually received at the wellhead. W.D. Von Gonten & Co. utilized price differentials developed from a combination of our regional experience of the Delaware Basin and information provided from DBR. Historical pricing information for the properties of interest was not available at the time of this report.

The NGL price differential utilized in this evaluation was based on a comparison of the historical price received versus the average NYMEX oil price.

A gas volume shrinkage factor has been applied to certain properties. This shrinkage accounts for any line loss, generation of NGL’s, and/or fuel usage before the actual sales point.

Operating Expenses and Capital Cost

Estimates for monthly operating expenses for the producing wells were applied on an individual property basis. Historical lease operating statements were not available at the time of this report. W.D. Von Gonten & Co. applied the fixed and variable monthly expenses based on historical data from available offset fields and our general knowledge of the Delaware Basin.

Capital costs necessary to perform well completion operations and to develop undeveloped locations were not available at the time of this report. W.D. Von Gonten & Co. applied the costs based on historical data from available offset fields and our general knowledge of the Delaware Basin. Where available, these costs were verified from actual recent work in the area of interest and/or actual Authorities for Expenditures (AFEs).

All operating expenses and capital costs were held flat for the life of the properties in accordance with SEC guidelines.

Other Considerations

Abandonment Costs – Cost estimates regarding future plugging and abandonment procedures associated with these properties were not available at the time of this report. W.D. Von Gonten & Co. applied the costs based on historical data from available offset fields and our general knowledge of the Delaware Basin. As we have not inspected the properties personally, W.D. Von Gonten & Co. expresses no warranties as to the accuracy or reasonableness of this assumption. A third party study would be necessary in order to accurately estimate all future abandonment liabilities.

DBR Land LLC – SEC Price Case – Page 3

Data Sources – Data furnished by DBR included basic well information, lease acreage maps, and ownership interests. Public data sources such as IHS Energy and the U.S. Geological Survey (USGS) were used to gather any additional, necessary data.

Additional Costs – Costs were not deducted for general and administrative expenses, depletion, depreciation and/or amortization (a non-cash item), or federal income tax.

Development Schedule – Future development scheduling and timing is based on a combination the historical average pace and our regional experience of the Delaware Basin.

Context – We specifically advise that any particular reserves estimate for a specific property not be used out of context with the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the January 1, 2023 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserves and revenue quantities presented in this report.

We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report.

Thank you for the opportunity to assist DBR Land LLC with this project.

Respectfully submitted, William D. Von Gonten, Jr., P.E. TX # 73244 Travis C. Swanson

DBR Land LLC – SEC Price Case – Page 4